As Filed Electronically with the Securities and Exchange Commission on April 24, 2008

Registration No. 333-114965

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

SPEEDWAY MOTORSPORTS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	51-0363307
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

5555 Concord Parkway South, Concord, North Carolina	28027
(Address of Principal Executive Offices)	(Zip Code)

SPEEDWAY MOTORSPORTS, INC.

2004 STOCK INCENTIVE PLAN

(Full Title of the Plan)

Mr. O. Bruton Smith

Chairman and Chief Executive Officer

Speedway Motorsports, Inc.

5555 Concord Parkway South

Concord, North Carolina 28027

(Name and Address of Agent for Service)

(704) 532-3320

(Telephone Number, Including Area Code, of Agent for Service)

Copies to:

R. Douglas Harmon, Esq.

Parker Poe Adams & Bernstein LLP

Three Wachovia Center

401 South Tryon Street, Suite 3000

Charlotte, North Carolina 28202

Telephone: (704) 372-9000

Indicate by check mark whether the Registrant is a Large Accelerated Filer, an Accelerated Filer, a Non-Accelerated Filer or a Smaller Reporting Company. See the definitions of “Large Accelerated Filer,” “Accelerated Filer” and “Smaller Reporting Company” in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Smaller Reporting Company ☐
(Do Not Check if a Smaller Reporting Company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	Not Applicable (1)	Not Applicable (1)	Not Applicable (1)	Not Applicable (1)

(1)	No additional shares are being registered under this post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-8, filed by the Registrant on April 28, 2004 (File No. 333-114965), contains a resale prospectus relating to certain resales of Speedway Motorsports, Inc. Common Stock, par value $0.01 per share, prepared in accordance with the requirements of General Instruction C to Form S-8.

PROSPECTUS

SPEEDWAY MOTORSPORTS, INC.

898,648 shares of Common Stock, par value $0.01 per share

SPEEDWAY MOTORSPORTS, INC.

1994 STOCK OPTION PLAN

SPEEDWAY MOTORSPORTS, INC.

FORMULA STOCK OPTION PLAN

SPEEDWAY MOTORSPORTS, INC.

2004 STOCK INCENTIVE PLAN

This Prospectus relates to 898,648 shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Speedway Motorsports, Inc. (the “Company” or “SMI”), that have been or will be issued upon the exercise of options granted pursuant to the Speedway Motorsports, Inc. 1994 Stock Option Plan, Formula Stock Option Plan and 2004 Stock Incentive Plan. We are registering the offer and sale of the Shares to allow the individuals identified in the “Selling Security Holders” section of this Prospectus (the “Selling Security Holders”) to freely trade the Shares and, accordingly, the Selling Security Holders may periodically offer and sell the Shares under this Prospectus. We do not know when such proposed offers or sales of the Shares will occur. We will not receive any of the proceeds from sales of the Shares. See “Use of Proceeds,” “Selling Security Holders” and “Plan of Distribution.”

The Common Stock is traded on the New York Stock Exchange under the symbol “TRK.” The last sale price of the Common Stock on the New York Stock Exchange on April 22, 2008 was $24.46 per share. You are urged to obtain current market data.

SEE “RISK FACTORS” BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED BY PURCHASERS OF THE SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE

SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.

ANY REPRESENTATION TO THE CONTRARY

IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the securities and is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this Prospectus or any of its supplements is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date.

Our principal executive offices are located at 5555 Concord Parkway South, Concord, North Carolina 28027 (Telephone: (704) 455-3239).

The date of this Prospectus is April 24, 2008.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). These reports and information relate to our business, financial condition and other matters. You may read and copy these reports, proxy statements and other information, for a copying fee, at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Commission filings are also available to the public from the Commission’s website at http://www.sec.gov. Information that we file with the Commission may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Our public website is http://www.speedwaymotorsports.com. We make our Commission filings available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Commission.

We have filed with the Commission a registration statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), to register the resale of the shares of Common Stock described in this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not include all information contained in the Registration Statement and its exhibits. For further information with respect to the Company and the Common Stock, you should consult the Registration Statement and its exhibits.

Statements contained in this Prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Commission. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to other information we have previously filed with the Commission. The information incorporated by reference is considered to be a part of this Prospectus, and information that we file later with the Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below, documents incorporated by reference elsewhere in this Prospectus and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until Selling Security Holders sell all of the Shares that they may be allowed to offer from time to time in the future hereunder or we decide to terminate this offering earlier:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Our Definitive Proxy Statement on Schedule 14A dated March 25, 2008;

•	Our Current Reports on Form 8-K filed on January 16, 2008, February 19, 2008, March 27, 2008, and April 2, 2008, respectively; and

•	The description of our Common Stock, which is contained in our registration statement on Form 8-A, filed with the Commission on January 6, 1995, as amended, pursuant to Section 12 of the Exchange Act.

We will provide, upon written or oral request, a free copy of any or all of the documents incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this Prospectus, including any beneficial owner. Written or telephone requests should be directed to Speedway Motorsports, Inc., 5555 Concord Parkway, Concord, North Carolina 28027, Attention: J. Cary Tharrington IV, Esq., General Counsel (Telephone: (704) 532-3342).

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act. Such forward-looking statements may include (i) statements that reflect projections or expectations of the Company’s future financial or economic performance, (ii) statements that are not historical information, (iii) statements of the Company’s beliefs, intentions, objectives, plans and strategies for future operations, (iv) statements relating to the Company’s operations or activities, including revenues, costs and margins for 2008 and beyond, and (v) statements relating to the Company’s future capital projects, hosting of races, broadcasting rights, sponsorships, financing needs, merchandising joint ventures, oil and gas activities and legal proceedings and other contingencies. Words such as “anticipates,” “approximates,” “believes,” “estimates,” “could,” “expects,” “hopes,” “intends,” “likely,” “may,” “objectives,” “plans,” “possible,” “projects,” “seeks,” “should,” “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, include those discussed in the “Risk Factors” section of this Prospectus on page 3. In addition, we operate in a highly completive and rapidly changing environment, and new risks may arise. Forward-looking statements included in this Prospectus are based on information available to us as of the date of this Prospectus and we disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statements.

THE COMPANY

SMI is a leading promoter, marketer and sponsor of motorsports activities in the United States. We own and operate Atlanta Motor Speedway, Bristol Motor Speedway, Infineon Raceway (formerly known as Sears Point Raceway), Las Vegas Motor Speedway (“LMS”), Lowe’s Motor Speedway (formerly known as Charlotte Motor Speedway), New Hampshire Motor Speedway and Texas Motor Speedway. We also provide souvenir merchandising services and food, beverage and hospitality catering services through our SMI Properties subsidiaries; provide radio programming, production and distribution through our Performance Racing Network subsidiary; develop electronic media promotional programming and distribute wholesale and retail racing and other sports-related souvenir merchandise and apparel through The Source International subsidiary; and manufacture and distribute smaller-scale, modified racing cars and parts through our 600 Racing subsidiary. Our equally-owned joint venture with International Speedway Corporation (“ISC”), Motorsports Authentics (“MA”), produces, markets and sells motorsports licensed merchandise. In January 2008, we purchased New Hampshire Speedway, Inc., d/b/a New Hampshire International Speedway, which has been renamed New Hampshire Motor Speedway (“NHMS”). We now own seven first-class racing facilities in four of the top ten media markets. SMI was incorporated in the State of Delaware in 1994 and our principal executive offices are located at 5555 Concord Parkway South, Concord, North Carolina 28027.

RISK FACTORS

Any investment in the Shares involves a high degree of risk. You should carefully consider the following information about risks, together with other information contained in this Prospectus, before making an investment decision. Additional risks and uncertainties not known to us or that we now believe to be immaterial could also impair our business. If any of the following risks actually occur, our business, results of operations, financial condition and liquidity could be adversely affected. As a result, the market price of the Shares could decline, and you may lose all or a part of your investment in the Shares. Some of the risks that could cause our results to vary are discussed below.

Bad Weather Adversely Affects the Profitability of Our Motorsports Events, and Postponement or Cancellation of Major Motorsports Events Could Adversely Affect Us

We promote outdoor motorsports events. Weather conditions surrounding these events affect sales of tickets, concessions and souvenirs, driving schools and track rentals, among other things. Although we sell tickets well in advance of our events, poor weather conditions can have a material effect on our results of operations, particularly because we promote a finite number of premier events. Due to weather conditions, we may be required to move a race event to the next raceable day, which would increase our costs for the event and could negatively impact our walk-up admissions, if any, and food, beverage and souvenir sales. Poor weather can affect current periods as well as successive events in future periods because consumer demand can be affected by the success of past events.

If an event scheduled for one of our facilities is postponed because of weather, national security, natural disasters or other reasons, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from admissions, food, beverage and souvenir sales generated at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues associated with the event, including live broadcast revenues, to the extent such losses were not covered by insurance.

If a cancelled event is part of the NASCAR Sprint Cup or Nationwide Series, the amount of money we receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation could be reduced. This would occur if, as a result of the cancellation and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues.

Lack of Competitiveness in NASCAR Sprint Cup Series Races or Closeness of Championship Points Races, the Popularity of Race Car Drivers or Changes Made by NASCAR on Conducting, Promoting and Racing as a Series Sanctioning Body, Can Significantly Impact Operating Results

A lack of competitiveness in Sprint Cup Series races or the closeness of the championship points race in any particular racing season can significantly impact our operating results. These and other factors, such as the popularity of race car drivers, can affect attendance at the Sprint Cup racing events, as well as other events surrounding the weekends such Sprint Cup races are promoted. There can be no assurance that attendance or other event related revenues will not be adversely impacted by a lack of competitive racing or a close championship points race, or a decline in popularity of one or more race car drivers, in any particular season, thereby possibly impacting our operations and growth.

NASCAR periodically implements new rules or technical and other required changes for race teams and drivers, as well as event promoters, in attempts to increase safety, racing competition and fan interest, among other things. For example, NASCAR introduced a new prototype car for the Sprint Cup Series, the “Car of Tomorrow,” that should increase competition on the speedways and generate increased fan interest and new marketing opportunities. The new prototype car may or may not be successful or popular with fans. Such factors can affect attendance and other event related revenues for our Sprint Cup and Nationwide Series racing events, as well as other events surrounding the weekends such races are promoted. Rule changes can increase operating costs that we may or may not be able to control. There can be no assurance that attendance or other event related revenues or operating costs will not be adversely impacted by sanctioning body changes in any particular season, thereby possibly impacting our operations and growth.

Consumer and Corporate Spending Can Significantly Impact Operating Results, and National or Local Catastrophes, Elevated Terrorism Alerts or Natural Disasters Could Have a Significant Adverse Impact on Our Operating Results

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment rates, rising fuel prices, difficult consumer credit and housing markets, interest and tax rates and inflation, can significantly impact our operating results. Many factors related to corporate spending such as general economic and other business conditions, including consumer spending, rising fuel prices, interest and tax rates, hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorism attacks, military actions and inflation, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. Terrorism alerts, natural disasters and other business conditions, can impact regional and national consumer and corporate spending sentiment, including significant increases in fuel prices and other consumer costs. These factors can affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales, driving schools and other track rentals, as well as the financial results of present and potential sponsors of our facilities and events and of the industry. Negative factors such as challenging economic conditions, public concerns over additional national security incidents and air travel, particularly when combined, can impact corporate and individual customer spending, and each negative factor can have varying effects on our operating results. There can be no assurance that consumer and corporate spending will not be adversely impacted by economic conditions, or should difficulties, restrictions or public concerns regarding air travel or military-related actions continue or increase, if additional national or local terrorist, catastrophic or other incidents occur, or if natural disasters occur, thereby possibly materially impacting our future operating results and growth.

The Success of Our Business Depends, in Part, on Achieving Our Objectives for Strategic Acquisitions and Dispositions

We pursue acquisitions or joint ventures as part of our long-term business strategy. We purchased NHMS in January 2008 for $340 million in cash. The purchase was funded with available cash and borrowings under our amended bank credit facility. The purchase of NHMS and other such transactions may involve significant challenges and risks. For example, the transaction may not advance our business strategy, we may not realize a satisfactory return on the investment made, we may experience difficulty integrating new employees, business systems and technology or management’s attention may be diverted from our other businesses or operations. Furthermore, the use of cash or additional borrowings could significantly impact our liquidity, impair our ability to borrow additional funds for other business purposes or cause lowered ratings by credit agencies resulting in higher borrowing costs or increased difficulties borrowing additional amounts, among other things. These factors could adversely affect our future financial condition or operating results.

Also, management may from time to time evaluate the potential disposition of assets and businesses that may no longer be in alignment with our strategic direction. For example, in 2007 we sold the majority of assets and all operations of North Carolina Speedway, consisting principally of track rentals, because advancement of our business strategy and the foreseeable returns on investment were not satisfactory. We may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, or we may dispose of a business at a price or on terms that are less than optimal. In addition, there is a risk that we sell a business whose subsequent performance exceeds expectations. These factors could adversely affect our future financial condition or operating results.

Failure to Be Awarded a NASCAR Event or Deterioration in Our Relationship with NASCAR Could Adversely Affect Our Profitability

Our success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for Sprint Cup, Nationwide and Craftsman Truck Series races. Each NASCAR event is awarded on an annual basis. Although we believe our relationship with NASCAR is good, nonrenewal of a NASCAR event license would have a material adverse effect on our financial condition and future results of operations. We cannot assure you that we will continue to obtain NASCAR licenses to sponsor races at our facilities. Our strategy has included growth through the addition of motorsports facilities. Failure to obtain NASCAR events for any future additional motorsports facility could have a material adverse effect on us. Similarly, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently or favorably.

Relocation of Major Motorsports Events Could Adversely Affect Us

NASCAR has announced it would consider potential track realignment of Sprint Cup Series racing events to desirable, potentially more profitable market venues of speedway operators. While relocation of any Sprint Cup event among our speedways we now or may own in the future could result in a net increase in our future operating profitability, long-lived assets of a speedway from where a Sprint Cup racing event may move could become impaired resulting in a material impairment charge that adversely affects our future financial condition or results of operations.

Increased Costs Associated with, and Inability to Obtain, Adequate Insurance Could Adversely Affect Our Profitability and Financial Condition

Heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from the national incidents on September 11, 2001. We have a material investment in property and equipment at each of our seven speedway facilities, which are generally located near highly populated cities and which hold motorsports events typically attended by large numbers of fans. These operational, geographical and situational factors, among others, have resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

Our Insurance Coverage May Not Be Adequate If a Catastrophic Event Occurred, and Liability for Personal Injuries and Product Liability Claims Could Significantly Affect Our Financial Condition and Results of Operations

While management attempts to obtain, and believes it presently has, reasonable policy limits of property, casualty, liability and business interruption insurance, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that our policy limits for property, casualty, liability and business interruption insurance currently in force, including coverage for acts of terrorism, would be adequate should one or multiple catastrophic events occur at or near any of our speedway facilities, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our present coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a material adverse effect on our financial position and future results of operations if asset damage or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages. The occurrence of additional national incidents, in particular incidents at sporting events, entertainment or other public venues, may significantly impair our ability to obtain such insurance coverage in the future.

Motorsports can be dangerous to participants and to spectators. We maintain insurance policies that provide coverage within limits that are sufficient, in management’s judgment, to protect us from material financial loss due to liability for personal injuries sustained by persons on our premises in the ordinary course of business. Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

We May Incur Significant Costs from Partial Self-Insurance

We use a combination of insurance and self-insurance to manage various risks associated with our speedway and other properties, and motorsports events and other business risks. We may increase the marketing of certain products using self-insured promotional warranty programs, which could subject us to increased risk of loss should the number and amount of claims significantly increase. We have increased and may further increase our self-insurance limits, which could subject us to increased risk of loss should the number of incidents, damages, casualties or other claims below such self-insured limits increase. Management cannot guarantee that the number of uninsured losses will not increase. An increase in the number of uninsured losses could have a material adverse effect on our financial position and future results of operations.

Strong Competition in the Motorsports Industry and with Other Professional and Amateur Sports Could Hinder Our Ability to Maintain or Improve Our Position in the Industry

Motorsports promotion is a competitive industry. We compete in regional and national markets, and with ISC and other NASCAR related speedways, to promote events, especially NASCAR-sanctioned Sprint Cup and Nationwide Series events, and to a lesser extent, with other speedway owners to promote other NASCAR, IndyCar, National Hot Rod Association (“NHRA”) and World of Outlaws sanctioned events. We believe our principal competitors are other motorsports promoters of Sprint Cup and Nationwide Series or equivalent events. Certain of our competitors have resources that exceed ours. NASCAR is owned by the France family, who also control ISC. ISC presently hosts several Sprint Cup and Nationwide Series races. Our competitors attempt to build speedways and conduct racing and other motorsports related activities in new markets that may compete with us and our local and regional fan base or marketing opportunities. We compete for spectator interest with all forms of professional and amateur spring, summer and fall sports, such as football, baseball, basketball and hockey, conducted in and near Atlanta, Boston, Bristol, Charlotte, Las Vegas, Dallas-Fort Worth and San Francisco, and regionally and nationally, many of which have resources that exceed ours, and with a wide range of other available entertainment and recreational activities. These competing events and activities may be held on the same days or weekends as our events. We cannot assure you that we will maintain or improve our position in light of such competition.

The Loss of Our Key Personnel Could Adversely Affect Our Operations and Growth

Our success depends to a great extent upon the availability and performance of our senior management, particularly O. Bruton Smith, our Chairman and Chief Executive Officer, H.A. Wheeler, our President and Chief Operating Officer, William R. Brooks, our Chief Financial Officer, Executive Vice President and Treasurer, and Marcus G. Smith, our Executive Vice President of National Sales and Marketing, none of whom are subject to employment agreements. Messrs. O. Bruton Smith and Wheeler have managed SMI as a team for over 30 years, and Mr. Brooks has been part of the management team for over 20 years. Mr. Marcus G. Smith is the son of Mr. O. Bruton Smith, and has been with SMI since 1996. Their experience within the industry, especially their working relationship with NASCAR, continues to be of considerable importance to us. The loss of any of our key personnel due to illness, retirement or otherwise, or our inability to attract and retain key employees in the future, could have a material adverse effect on our operations and business plans.

Costs Associated with Capital Improvements Could Adversely Affect our Profitability

We believe significant growth in our revenues depends, in large part, on consistent investment in facilities. Therefore, we expect to continue to make substantial capital improvements in our facilities to meet long-term increasing demand, to increase spectator entertainment value and to increase revenue. We frequently have a number of significant capital projects underway. Among other capital expenditures, the Company plans to significantly renovate LMS, including construction of a dragstrip, which is expected to host annual NHRA-sanctioned Nationals and other racing events, and make various improvements to NHMS acquired in January 2008. Certain plans involve capital expenditures over several years in amounts that have not yet been determined but will likely be material.

Commencement of construction is subject to governmental approval and permitting processes, which could materially affect the ultimate cost and timing of construction. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements at our facilities, including:

•	undetected soil or land conditions;

•	additional land acquisition costs;

•	increases in the cost of construction materials and labor;

•	unforeseen changes in design;

•	litigation, accidents or natural disasters affecting the construction site; and

•	national or regional economic, regulatory or geopolitical changes.

In addition, actual costs could vary materially from our estimates if those factors or our assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Should projects be abandoned or substantially decreased in scope due to the inability to obtain necessary permits or other unforeseen negative factors, we could be required to expense some or all previously capitalized costs, which could have a material adverse effect on our future financial condition or results of operations.

Our Credit Facility Permits Significant Expenditures for Capital Projects, Investments in and Transactions for Motorsports and Oil and Gas and Other Ancillary Businesses

Our Credit Facility allows standby letters of credit of up to $75 million, capital expenditures of up to $80 million and provides for additional borrowings of up to $99.7 million, subject to meeting specified conditions.

We plan to continue to make substantial capital expenditures and investments. The profitability or success of future capital projects and investments are subject to numerous factors,

conditions and assumptions, many of which are beyond our control. The sub-limit for standby letters of credit allows us to possibly increase our oil and gas activities and other business transactions. As of December 31, 2007, we had $690,000 in outstanding standby letters of credit associated with oil and gas activities. Our oil and gas business involves financial and operational risks different from those of our other operations as further described below in “Our Oil and Gas Business Incurs Financial and Operational Risks Different from Those of Our Other Operations.” We may seek further increases in our available limits for standby letters of credit depending on the needs and outcome of our oil and gas business. Significant negative or unfavorable outcomes could reduce our available cash and cash investments resulting in lower investment interest or earnings, reduce our ability to service current or future indebtedness, require additional borrowings resulting in higher debt service and interest costs, lower our ratings by credit agencies, result in higher borrowing costs or increased difficulties in borrowing additional amounts, result in higher than anticipated depreciation expense, among other negative consequences, and could have a material adverse effect on our future financial condition or results of operations.

Future Impairment of Our Property and Equipment, Goodwill and Other Intangible Assets, Equity Investments in Associated Entities and Consolidated Foreign Investments Could Adversely Affect Our Profitability

As of December 31, 2007, excluding the purchase of NHMS, we have net property and equipment of $1,066.4 million (including capitalized oil and gas exploration and production costs associated with consolidated foreign entities of $15.2 million (see below)), net goodwill and other intangible assets of $156.0 million and equity investments in associated entities of $76.7 million (see below). Also, we plan to continue to make substantial capital investments. We periodically evaluate long-lived assets for possible impairment based on expected future undiscounted operating cash flows and profitability attributable to such assets or when indications of possible impairment occur. The evaluation is subjective and based on conditions, trends and assumptions existing at the time of evaluation. While we believe no impairment exists at December 31, 2007, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of our impairment evaluation and our future financial condition or results of operations. The profitability or success of future capital projects and investments are subject to numerous factors, conditions and assumptions, many of which are beyond our control, and if significantly negative or unfavorable, could become impaired and materially adversely affect our future financial condition or results of operations. See “Relocation of Major Motorsports Events Could Adversely Affect Us” above for related discussion on impairment considerations.

We have purchased interests in two foreign entities owning certain oil and gas mineral rights in Russia, where we have conducted oil and gas exploration and production activities. As of December 31, 2007, the Company’s property and equipment includes capitalized oil and gas exploration and production costs associated with consolidated foreign entities of $15.2 million. These amounts consist principally of capitalized costs for oil and gas mineral rights, road construction and exploration and drilling predominately with unproven reserves and, to a lesser extent, proven reserves accounted for under the full cost accounting method. The Company performs a quarterly ceiling test to evaluate whether carrying values of our full cost pools exceed ceiling limitations. Ceiling tests could be found to no longer support some or all of the recorded carrying values due to many reasons, most of which are not under management’s control. In

2006, we purchased 000 Visheraneft, one of the entities owning certain mineral rights (“Visheraneft”). We have been informed that Visheraneft’s alleged predecessor entity and several of its shareholders have filed suit in the Russian courts challenging certain rights of Visheraneft. While management believes the outcome of legal actions affecting Visheraneft should be resolved in the Company’s favor, an unfavorable outcome of these proceedings could have a material adverse impact on its future financial position, results of operations or cash flows. Also, while management believes no writedown of capitalized costs was necessary as of December 31, 2007, the carrying value of current and future investments could become impaired from failed ceiling tests, insufficient sustained profitability or operating cash flows resulting from various factors as described below in “Our Oil and Gas Business Incurs Financial and Operational Risks Different from Those of Our Other Operations” and others. Such factors, if significantly negative or unfavorable, could result in an impairment charge that has a material adverse impact on the Company’s future financial condition or results of operations.

Because of the ongoing challenges with oil and gas activities, the Company is contemplating discontinuing those operations during 2008, although no final decision has been made. At this time, the Company no longer plans to expand or increase its investment in connection with the two foreign entities or make other foreign investments except as described herein. The Company may decide or be required to spend certain additional amounts or take legal actions to protect or preserve its interests in oil and gas mineral rights and maintain or maximize the potential recovery value of proven and unproven reserves, and to protect other aspects of the Company’s oil and gas investments. This may include entering into other contracts or joint venture arrangements depending on perceived opportunities for maintaining or maximizing potential recovery value. Such additional expenditures, although presently undeterminable, could become material depending on the facts, circumstances and ultimate outcome of any attempted recovery or resolution. Those costs, if significant and ultimately not recovered, could have a material adverse effect on the Company’s future financial position, results of operations or cash flows.

Our equity investments in associated entities consist primarily of our 50% owned joint venture MA. At December 31, 2007, our $76.7 million investment in MA is material and our share of future associated profits or losses may or may not be significant. Future profits or losses could be affected by or depend on future demand, trends and other market conditions and factors such as the success of motorsports, the popularity of its licensed drivers and teams, particularly NASCAR’s Sprint Cup Series, the success of the “Car of Tomorrow,” competition for MA products and the success of MA management in achieving sustained profitability. MA’s ability to compete successfully and profitably depends on a number of factors both within and outside management’s control. As of December 31, 2007, MA had a material amount of goodwill and other intangible assets. We may increase our investment in MA, including additional equity contributions or loans. The current and future carrying value of this equity investment could become impaired for changes in profitability, operating cash flows, market, economic conditions and other factors that could adversely impact its recovery. Should MA’s long-lived assets become impaired resulting in a material impairment charge, we would likely be required to record our 50% share, which could have a material adverse impact on our future financial condition or results of operations. The Company’s carrying value for its MA equity investment was significantly reduced as of December 31, 2007 for impairment charges reflected by MA. As of December 31, 2007, we believe there were no indications of a decline below MA’s carrying value that was other than temporary. However, MA continues to have a material amount of inventory, goodwill and other intangible assets. Should the fair value of our equity investment in MA decline below its carrying value, and such decline was other than temporary, we would be required to record an impairment charge to reduce the carrying value to fair value, which could have a material adverse impact on our future financial condition or results of operations.

Our Revenues Depend on the Promotional Success of Our Marketing Campaigns

Similar to many companies, we spend significant amounts on advertising, promotional and other marketing campaigns for our speedways and other business activities. Such marketing activities include, among others, promotion of ticket sales, luxury suite rentals, hospitality and other services for our speedway events and facilities, and advertising associated with our wholesale and retail distribution of racing and other sports related souvenir merchandise and apparel, micro-lubricant® products and Legends Car activities. There can be no assurance that such advertising, promotional and other marketing campaigns will be successful or will generate revenues or profits.

Government Regulation of Certain Motorsports Sponsors Could Negatively Impact the Availability of Promotion, Sponsorship and Advertising Revenue For Us

The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products, some of which are subject to government regulation. Advertising of the alcoholic beverage and tobacco industry is generally subject to greater governmental regulation than advertising by other sponsors of our events. Certain of our sponsorship contracts are terminable upon the implementation of adverse regulations. The alcoholic beverage and tobacco industry has provided substantial financial support to the motorsports industry through, among other things, the purchase of advertising time, the sponsorship of racing teams and the sponsorship of racing series such as the Busch Series, and generally are subject to greater governmental regulation than are other sponsors of our events. We are unaware of any proposed additional governmental regulation that would materially limit the availability to motorsports of promotion, sponsorship or advertising revenue from the alcoholic beverage or tobacco industry. We cannot assure you that the alcoholic beverage or tobacco industry will continue to sponsor motorsports events, suitable alternative sponsors could be located or NASCAR will continue to sanction individual racing events sponsored by the alcoholic beverage industry at any of our facilities. Implementation of further restrictions on the advertising or promotion of alcoholic beverage products could adversely affect us.

Our Chairman Owns a Majority of SMI’s Common Stock and Will Control Any Matter Submitted to a Vote of Our Stockholders

As of March 3, 2008, Mr. O. Bruton Smith, our Chairman and Chief Executive Officer, beneficially owned, directly and indirectly, approximately 67% of the undiluted outstanding shares of our Common Stock. As a result, Mr. Smith will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of all of our directors.

The Recent Amendment to Our Credit Facility and Purchase of NHMS Significantly Increased Our Outstanding Indebtedness, and Our Current or Future Indebtedness Could Adversely Affect Our Financial Health, Operations or Ability to Pay Dividends, or Prevent Us from Fulfilling Our Obligations Under Debt Agreements

We have a significant amount of indebtedness. As of December 31, 2007, we had total outstanding long-term debt of approximately $428.5 million. After the purchase of NHMS on January 11, 2008, we had total outstanding long-term debt of approximately $728.5 million, and the amended Credit Facility permits additional borrowings of up to $99.7 million. Management anticipates that increased debt interest payments and working capital requirements, if any, for NHMS will be largely funded by advance ticket and other event related revenues associated with upcoming NASCAR and other racing events at NHMS. However, our substantial indebtedness and ability to increase our outstanding borrowings could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;

•	limit our ability to fund future working capital, capital expenditures costs, acquisitions, debt service and other general corporate requirements, and dividends;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, dividends and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to the risks that interest rates and our interest expense will increase;

•	cause lowered ratings by credit agencies resulting in higher borrowing costs or increased difficulties borrowing additional amounts; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, our debt agreements contain financial and other restrictive covenants that, among other things, limit or restrict our ability to borrow additional funds, make acquisitions, create liens on our properties and make investments. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Despite current indebtedness levels, the Company or new lines of business may be able to incur substantially more debt. In addition, we may be able to secure this additional debt with Company, subsidiary or new business assets. This could further exacerbate the risks associated with our substantial leverage. If new debt is added to our and our subsidiaries’ current debt levels, the related risks they and we now face could intensify. We may redeem some or all of our senior subordinated notes at any time at annually declining redemption premiums ranging from 103.375% of par in fiscal years beginning June 1, 2008 to par after June 1, 2011, which could limit funds otherwise available for future working capital, capital expenditures, acquisitions or other general corporate purposes.

Restrictions Imposed by Terms of Our Indebtedness Could Limit Our Ability to Respond to Changing Business and Economic Conditions and to Secure Additional Financing

The indenture for our senior subordinated notes restricts, among other things, our and our subsidiaries’ ability to do any of the following:

•	incur additional debt;

•	pay dividends or make distributions;

•	incur liens;

•	make specified types of investments;

•	apply net proceeds from certain asset sales;

•	engage in transactions with affiliates;

•	merge or consolidate;

•	restrict dividends or other payments from subsidiaries;

•	sell equity interests of subsidiaries;

•	sell, assign, transfer, lease, convey or otherwise dispose of assets; and

•	incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to our senior subordinated notes.

Our Credit Facility contains more extensive and restrictive covenants than the indenture for our senior subordinated notes. In addition to covenants of the type described above, the Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, as well as limits our acquisitions, capital expenditures and investments. Our ability to meet those covenants, financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants would result in a default under the Credit Facility. If there were an event of default under the Credit Facility, the lenders could elect to declare all amounts outstanding, including accrued interest or other obligations, to be immediately due and payable. If we were unable to repay these amounts, such lenders could proceed against the collateral, if any, granted to them to secure that indebtedness. If any senior indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the senior indebtedness and our other indebtedness. Our Credit Facility and our senior subordinated notes indenture contain cross-default provisions.

As a result of these covenants, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted. We may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Should we pursue further development or acquisition opportunities, the timing, size and success as well as associated potential capital commitments of which are unknown at this time, we may need to raise additional capital through debt or equity financings. There can be no assurance that adequate debt and equity financing will be available on satisfactory terms or will be permitted under the covenants of our senior subordinated notes or our Credit Facility. Failure to obtain further financing could have a negative effect on our business and operations.

Our Oil and Gas Business Incurs Financial and Operational Risks Different from Those of Our Other Operations

As further described above in “Future Impairment of Our Property and Equipment, Goodwill and Other Intangible Assets, Equity Investments in Associated Entities and Consolidated Foreign Investments Could Adversely Affect Our Profitability,” in March 2008, the Company began formulating plans to discontinue its oil and gas operations. Although discontinuation plans are being formulated, many or most of the following and other risk factor discussions remain relevant to the Company’s oil and gas business activities. We have engaged in oil and gas exploration and production activities, and the purchase and sale of bulk petroleum products and associated commodity transactions. These bulk petroleum products have consisted predominately of crude oil and associated distillates of crude oil. We have conducted these business activities primarily in Russia, Central America, North America, South America, Africa and the United Kingdom. We also hold interests in two foreign entities owning certain oil and gas mineral rights in Russia, where we conduct oil and gas exploration and production activities. We contract with a United States company who provides us strategic, management and operational capabilities, and we provide financing and access to financial markets, in connection with these activities. We also, from time to time, may have profit and loss sharing arrangements with certain entities on the purchasing and selling of specified bulk petroleum products, and our share of profits and losses is negotiated on a transaction-by-transaction basis, but generally ranges from 30% to 50%. From time to time, we also have entered into futures contracts associated with petroleum products, utilize letters of credit for the purchase and sale of bulk petroleum products and guarantee obligations of certain third parties to facilitate the purchase of bulk petroleum products in exchange for part of the anticipated profits that may be derived by those third parties on such transactions. Our Credit Facility contains a separate sub-limit for letters of credit up to $75 million for use in oil and gas activities and other business transactions, and permits the Company to invest in Oil-Chem and its direct or indirect subsidiaries for oil and gas activities up to specified amounts, among other things.

Management recognizes that these oil and gas activities have financial and operational risks different from those of our core operations. Many are risks ordinarily experienced by any new business and risks ordinarily associated with conducting business in foreign countries. Also, many are risks generally associated with petroleum products and oil and gas related activities, including environmental, commodities, hedging and similar risks common to such activities. Our oil and gas activities include exploration and production arrangements that may be unsuccessful for many reasons including weather, cost overruns, dry wells, equipment shortages and mechanical difficulties. Proven or unproven reserves may be less than originally expected or found not cost beneficial to extract. Successful drilling of a well does not ensure ultimate realization of sufficient profits or return on investments because of a variety of factors, including geological, market, geopolitical and other unforeseen factors. Additionally, unsuccessful wells can result in costs with no direct associated revenue streams. These investments involve a variety of operating risks, including:

•	fires, explosions, blow-outs, surface cratering and casing collapse;

•	uncontrollable flows of oil, natural gas and formation water;

•	natural disasters, such as earthquakes, and adverse weather conditions;

•	and environmental hazards, such as natural gas leaks, oil spills and pipeline ruptures.

Oil and gas business profit margins could be affected by factors such as purchase price, sales price, transaction, unrecoverable and other operating costs, and could be less than those on our other operations. Oil and gas transactions may continue to occur in the near future, and they may or may not be significant. While revenues could become significant, resulting profit margins could be affected by market and other factors such as transaction, unrecoverable and other operating costs, and could be less than those on existing operations. The accounting for oil and gas, including underlying hedge, transactions can be affected by many factors, including contract terms, title transfer, settlement timing, underlying hedge terms and other transactional terms or conditions. Future transactions and resulting gains or losses, if any, could be reported on either a gross or net basis. Mark-to-market accounting may be used for certain hedges and bulk petroleum purchases or supply contracts may constitute an energy contract that is deemed a derivative under Statement of Financial Accounting Standards (“SFAS”) No. 133, depending on the underlying transactional terms and conditions. Also, future gains or losses on such contracts could be significant depending on fluctuations in market prices of the associated covered petroleum products and timing differences between maturities of hedges and sales of petroleum products. Depending on settlement timing and other transactional factors, accounts receivable, inventories, liabilities and outstanding letters of credit could significantly increase during and between reporting periods. At this time, management is unable to determine whether resulting revenues or profits or losses could be material.

Oil and gas activities can involve concentrations of credit and other risks different from the Company’s motorsports operations. Realization of receivables, inventories and investments and the ability to invest and compete successfully and profitably, are subject to many factors outside management’s control.

Factors that can adversely impact realization include changes or deterioration in customer financial condition and creditworthiness, current and future market demand, customary risks associated with oil and gas exploration, production and other business activities, regional and global market and economic conditions, including geopolitical situations in and surrounding specific countries or regions, government actions that restrict transactions, access to or transfers of assets or funds, other factors outside of management’s control when conducting operations in Russia and other foreign countries, global petroleum product supply and demand, regional or worldwide natural disasters such as hurricanes that adversely impact supply channels, merchandising, distribution and operating costs and other factors. Default on payment by one or more customers, or should inventory not be realized or recovered, could have a material adverse impact on our operating results. The carrying value of current and future investments could become impaired from insufficient sustained profitability and operating cash flows resulting from the aforementioned and other factors. Such factors, if significantly negative or unfavorable, could result in an impairment charge that has a material adverse impact on our future financial condition or results of operations.

Other factors that can adversely impact our oil and gas business, as well as operations conducted in foreign countries, include current and future market demand, regional and global market and economic conditions, including geopolitical situations, elevated terrorism alerts, terrorist attacks or military actions in and surrounding specific countries or regions, government actions that restrict transactions, access to or transfers of assets or funds, global petroleum product supply and demand, regional or worldwide natural disasters such as hurricanes that adversely impact supply channels, merchandising, distribution and operating costs, changes or deterioration in customer financial condition and creditworthiness and other factors.

Changes in Income Tax Laws Could Adversely Affect Our Financial Condition and Results of Operations

At December 31, 2007, net deferred tax liabilities totaled $140.4 million, after reduction for net deferred tax assets of $26.9 million. At December 31, 2007, valuation allowances of $22.8 million have been provided against deferred tax assets because management is unable to determine that ultimate realization is more likely than not. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. Also, we filed a change in tax accounting method in 2005 that is expected to reduce our tax depreciation expense for certain previous years and is being included in federal and state taxable income over four years beginning in 2005. Accelerated income taxes of $28.2 million were paid in 2007. Management believes the Company’s use of a seven-year recovery period prior to 2005 was appropriate in view of then existing tax law and related guidance. These accelerated amounts should be substantially recovered in succeeding years from increased tax depreciation as these assets continue to be depreciated for tax purposes over longer periods. Changes in tax laws, assumptions, estimates or method used in the accounting for income taxes, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our future financial condition or results of operations.

Environmental Costs May Negatively Impact Our Financial Condition

Solid waste landfilling has occurred on and around the property at LMS for many years. If damage to persons or property or contamination of the environment is determined to have been caused by the conduct of our business or by pollutants used, generated or disposed of by us, or which may be found on our property, we may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage. The amount of such liability, as to which we are self-insured, could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional significant expenditures by us for remediation and compliance.

Land Use Laws May Negatively Impact Our Growth

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning,

zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities or increase the costs of any such activities.

The Market Price of Our Common Stock Could Be Adversely Affected by Future Exercises or Future Grants of Stock Options, Restricted Stock Awards or Other Stock-Based Compensation, or the Sale of Shares Held by Key Personnel

The market price for our Common Stock could be adversely affected by the sale of approximately 1,819,000 shares of our Common Stock issuable upon the exercise of various options under our equity compensation plans. The market price for our Common Stock could also be adversely affected by the issuance or sale of approximately 2,354,000 shares of our Common Stock available for grant under our equity compensation plans, or the sale of approximately 29,001,000 shares of our Common Stock available for resale in compliance with Rule 144 under the Securities Act of 1933, as amended, including shares held by Mr. Smith, our Chairman and Chief Executive Officer.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Shares by the Selling Security Holders to the public pursuant to this Prospectus. All proceeds from all such sales will be retained solely by the Selling Security Holders. We will, however, receive the exercise price of options at the time of their exercise. Such proceeds will be contributed to working capital and be used for general corporate purposes.

SELLING SECURITY HOLDERS

The following persons are or were directors, executive officers or both of SMI, each of whom is eligible to sell pursuant to this Prospectus the number of Shares set forth opposite his name in the table below.

Selling Security Holder	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Offered		Number of Shares Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
H.A. Wheeler, President, Chief Operating Officer and a Director	152,190	(1)	152,190	(2)	0	*
William R. Brooks, Executive Vice President, Treasurer, Chief Financial Officer and a Director	250,784	(3)	250,784	(2)	0	*
Marcus G. Smith, Executive Vice President of National Sales and Marketing and a Director	175,474	(4)	175,474	(2)	0	*
William P. Benton, Director	61,000	(5)	61,000	(6)	0	*
Mark M. Gambill Director	104,200	(7)	104,200	(6)	0
James P. Holden, Director	40,000	(8)	40,000	(9)	0	*
Robert L. Rewey, Director	50,000	(8)	50,000	(6)	0	*
Tom E. Smith, Director	65,000	(10)	65,000	(6)	0	*

*	Less than one percent.
(1)

All shares shown as owned by Mr. Wheeler, other than 17,428 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.

(2)	Consists of shares issued under the Company’s 1994 Stock Option Plan and 2004 Stock Incentive Plan.
(3)

All shares shown as owned by Mr. Brooks, other than 31,200 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.

(4)

All shares shown as owned by Mr. Marcus G. Smith, other than 7,140 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.

(5)

All shares shown as owned by Mr. Benton, other than 1,000 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.

(6)	All shares were issued under the Company’s Formula Stock Option Plan.
(7)

All shares shown as owned by Mr. Gambill, other than 4,000 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus. Mr. Gambill disclaims beneficial ownership of 200 shares.

(8)	All shares shown as owned by Mr. Holden and Mr. Rewey underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.
(9)	Consists of shares issued under the Company’s 1994 Stock Option Plan and Formula Stock Option Plan.
(10)	All shares shown as owned by Mr. Tom E. Smith, other than 5,000 shares owned by him directly, underlie options granted by the Company that are currently exercisable or exercisable within 60 days of this prospectus.

PLAN OF DISTRIBUTION

The Selling Security Holders may sell or distribute some or all of the Shares being offered from time to time through dealers, brokers or other agents, or directly to one or more purchasers, including pledgees, in a variety of ways, including:

•	transactions on the New York Stock Exchange or other exchanges on which the Shares may be listed for trading;

•	privately negotiated transactions (including sales pursuant to pledges)

•	in the over-the-counter market;

•	in brokerage transactions; or

•	in a combination of these types of transactions.

These transactions may be effected by the Selling Security Holders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.

Dealers, brokers or other agents participating in these transactions may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders (and, if they act as agent for the purchaser of such Shares, from such purchaser). These discounts, concessions or commissions as to a particular dealer, broker or other agent might be in excess of those customary in the type of transaction involved. The Selling Security Holders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the Selling Security Holders can presently estimate the amount of such compensation.

This Prospectus also may be used, with our consent, by donees of the Selling Security Holders, or by other persons, including pledgees, acquiring the Shares and who wish to offer and sell their Shares under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this Prospectus to set forth the names of donees or pledgees of Selling Security Holders and any other material information with respect to the plan of distribution not previously disclosed.

Our insider trading policy permits SMI directors, officers and other insiders to enter into trading plans or other arrangements that comply with Rule 10b5-1 under the Exchange Act. These plans will enable insiders to exercise options granted by the Company and sell our Common Stock without violating insider trading restrictions. We expect that most, if not all, of these individuals will adopt plans to sell periodically some or all of the Shares they own or are entitled to receive under options. Additionally, the Company’s directors, officers and other insiders may trade in our Common Stock as otherwise provided in our insider trading policy.

We do not know of any other existing arrangements between any Selling Security Holder and any other Selling Security Holder, broker, dealer or other agent relating to the sale or distribution of the Shares currently being offered.

We will pay substantially all of the expenses incident to this offering of the Shares by the Selling Security Holders to the public other than commissions, concessions and discounts of dealers, brokers or other agents. Each Selling Security Holder may indemnify any dealer, broker or other agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. We may agree to indemnify the Selling Security Holders and any such statutory “underwriters” and controlling persons of such “underwriters” against certain liabilities, including certain liabilities under the Securities Act.

In order to comply with certain states’ securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed dealers or brokers.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The following documents filed with the Commission are incorporated by reference herein:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Our Definitive Proxy Statement on Schedule 14A dated March 25, 2008;

•	Our Current Reports on Form 8-K filed on January 16, 2008, February 19, 2008, March 27, 2008 and April 2, 2008, respectively;

•

The description of our Common Stock, which is contained in our registration statement on Form 8-A, filed with the Commission on January 6, 1995, as amended, pursuant to Section 12 of the Exchange Act; and

•

All subsequent filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or that deregisters all securities remaining unsold.

Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

Item 6.	Indemnification of Officers and Directors

The Registrant’s Bylaws effectively provide that the Registrant will indemnify, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time (“Section 145”), all persons whom the Registrant may indemnify under Section 145. In addition, the Registrant’s Certificate of Incorporation eliminates personal liability of its directors to the fullest extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time (“Section 102(b)(7)”).

Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they act in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be made if such person is adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that the defendant directors or officers are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision does not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Company maintains insurance against liabilities under the Securities Act for the benefit of its directors and officers.

Item 8.	Exhibits

Exhibit Number	Description
4.1	Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed on December 22, 1994 (File No. 33-87740) (the “Form S-1”))

4.2	Amendment to the Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Registration Statement on Form S-3 filed on November 13, 1996 (File No. 333-13431))

4.3	Amendment to the Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4 filed on September 8, 1997 (File No. 333-35091))

4.4	Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.2 to the Form S-1)

4.5	Amendment No. 1 to the Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.5 to the Annual Report on Form 10-K filed on March 13, 2008)

4.6	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form S-1)

5.1	Opinion of Parker Poe Adams & Bernstein LLP regarding the legality of securities registered (incorporated by reference to Exhibit 5.1 to the Registration Statement)

10.1	Speedway Motorsports, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on April 28, 2004 (File No. 333-114965))

10.2	Form of Incentive Stock Option Agreement pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 14, 2004)

10.3	Form of Nonstatutory Stock Option Agreement pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Current Report on 8-K filed on December 14, 2004)

10.4	Form of Restricted Stock Agreement pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on October 23, 2006)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Grant Thornton LLP

23.4	Consent of Parker Poe Adams & Bernstein LLP (included in Exhibit 5.1 to the Registration Statement)

24	Power of Attorney (included in the signature page to the Registration Statement)

Item 9.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the

Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 23rd day of April, 2008.

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ William R. Brooks
William R. Brooks
Executive Vice President, Treasurer, Chief Financial Officer (principal financial officer and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ O. Bruton Smith O. Bruton Smith	Chairman and Chief Executive Officer (principal executive officer)	April 23, 2008

/s/ H.A. Wheeler	President, Chief Operating Officer and Director	April 23, 2008
H.A. Wheeler

/s/ Willliam R. Brooks	Executive Vice President, Treasurer, Chief	April 23, 2008
William R. Brooks	Financial Officer (principal financial officer and principal accounting officer) and Director

/s/ Marcus G. Smith Marcus G. Smith	Executive Vice President of National Sales and Marketing and Director	April 23, 2008

/s/ William P. Benton	Director	April 23, 2008
William P. Benton

/s/ Mark M. Gambill	Director	April 23, 2008
Mark M. Gambill

/s/ James P. Holden	Director	April 23, 2008
James P. Holden

/s/ Robert L. Rewey	Director	April 23, 2008
Robert L. Rewey

/s/ Tom E. Smith	Director	April 23, 2008
Tom E. Smith